February 18, 2026

Gregory Ethridge
Chief Executive Officer
Long Table Growth Corp.
8400 Westchester Drive, Suite 212
Dallas, Texas 75225

       Re: Long Table Growth Corp.
           Registration Statement on Form S-1
           Filed January 20, 2026
           File No. 333-292835
Dear Gregory Ethridge:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Link at 202-551-3356 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:    Jordan Leon